August 7, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Notice of Disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Tornier N.V. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarterly period ended June 29, 2014, which was filed with the United States Securities and Exchange Commission on August 7, 2014.

Respectfully submitted,

TORNIER N.V.

/s/ Kevin M. Klemz
Name:	Kevin M. Klemz
Title:	Senior Vice President, Chief Legal Counsel and Secretary

Prins Bernhardplein 200, 1097 JB Amsterdam, The Netherlands	Phone: (+31) 20 675 4002